SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 16, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release re: France Telecom wins bid to acquire 51% of Telkom Kenya.

Press release

Paris, 16 november 2007

France Telecom wins the bid to aquire 51% of Telkom Kenya

The Kenyan State has selected the consortium controlled by France Telecom as the preferred bidder for the acquisition of a 51% stake in the incumbent operator Telkom Kenya for a consideration of US$ 390 million (about 270 million euros). The transaction is planned to close before the end of the year. Telkom Kenya serves over 280 000 fixed line customers and will benefit from a new mobile license.

France Telecom has teamed up with Alcazar Capital Limited, who subscribed to a 15% stake in the consortium. A shareholder of Alcazar is Agility, one of the world’s leading logistics services providers, which has a strong presence in emerging markets. France Telecom will benefit from Alcazar and Agility’s knowledge of the Kenyan market.

This transaction fits very strongly with France Telecom’s strategy of targeted development in fast growing markets. With France Telecom, Telkom Kenya will develop convergent telecommunication services, i.e. mobile, fixed and internet based. As mobile penetration is currently lower than 30%, the Kenyan mobile market still offers a high growth potential. France Telecom will benefit from the existing infrastructure of Telkom Kenya to develop and launch its 2.5 G network in the short term. The planned implementation of submarine cables in 2009 will give Telkom Kenya the means to offer affordable prices and become the leader on the high speed internet market. France Telecom aims to market Telkom Kenya’s services under the Orange brand, enabling its clients to benefit from the services developed by the France Telecom group.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, serves more than 167 million customers in five continents as of September 30, 2007, of which two thirds are Orange customers. The Group had consolidated sales of 51.7 billion euros in 2006 and 39.4 billion euros for the first nine months of 2007. At September 30, 2007 the group had 106.9 million mobile customers and 11.4 million broadband internet (ADSL) customers. Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group’s single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the brand name for services offered to businesses worldwide. France Telecom is the number three mobile operator and the number one provider of broadband internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris and on the New York Stock Exchange.

For more information : www.orange.com, www.francetelecom.com, www.orange-business.com

Press contacts : +33 1 44 44 93 93

Béatrice Mandine beatrice.mandine@orange-ftgroup.com

Sébastien Audra sebastien.audra@orange-ftgroup.com

About Alcazar Capital Limited

Alcazar Capital Limited is an investment company regulated by the Dubai Financial Services Authority (DFSA). Alcazar funds invest primarily in businesses related to telecoms, infrastructure and oil & gas across emerging markets.

Press contact: +971 4 365 0451

Nicholas Bacon nbacon@alcazar-capital.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: November 16, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information